SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                                  UNDER
                   THE SECURITIES EXCHANGE ACT OF 1934

                              McLEOD, INC.
                            (Name of Issuer)

                          CLASS A COMMON STOCK
                     (Title of class of securities)

                               582266 10 2
                             (CUSIP Number)

                           IES INDUSTRIES INC.
                          IES INVESTMENTS INC.
                          Stephen W. Southwick
                          200 First Street S.E.
                        Cedar Rapids, Iowa 52401
                             (319) 398-4411
             (Name, Address, and Telephone Number of person
            authorized to receive notices and communications)

                              June 14, 1996
        (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the
following box       [_].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of
five percent or less of such class.)    (See Rule 13d-7.)

          Note.     Six copies of this statement, including all
     exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 582266 10 2                 13D            Page 2 of 7 Pages

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
          IES Industries Inc.      TIN 42-1271452
          IES Investments Inc.     TIN 42-1375913

2.   Check the appropriate box if a member of a group                 (a)  [x]
                                                                      (b)  [_]

3.   SEC Use Only


4.   Source of Funds
          WC

5.   Check box if disclosure of legal proceedings is required pursuant
     to Item 2(d) or 2(e)                                                  [_]
          Not Applicable

6.   Citizenship or Place of Organization
          Iowa


Number of       7.   Sole Voting Power               10,245,457     See Item 5
Shares
Beneficially    8.   Shared Voting Power             0
Owned By
Each            9.   Sole Dispositive Power          10,245,457     See Item 5
Reporting
Person With    10.  Shared Dispositive Power         0


11.  Aggregate Amount Beneficially Owned By Each Reporting Person
          10,245,457     See Item 5

12. Check box if the aggregate amount in Row (11) excludes certain shares*
          Not Applicable

13.  Percent of Class represented by amount in Row (11)
          21.7      See Item 5

14.  Type of Reporting Person*
          CO

______________________________________________________________________________
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

           This statement relates to the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of McLeod, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 221 Third Avenue S.E., Suite 500, Cedar Rapids, Iowa 52401.

Item 2.   Identity and Background.

      This statement is being filed by IES Investments Inc., an Iowa corporation, a wholly-owned subsidiary of IES Diversified Inc., an Iowa corporation, a wholly-owned subsidiary of IES Industries Inc., and IES Industries Inc., an Iowa corporation, the ultimate parent company of IES Investments Inc. (together "IES"), whose principal executive offices are located at 200 First Street, S.E., Cedar Rapids, Iowa 52401. The principal business of IES Investments Inc. is to invest in, develop and/or manage investment and financial business ventures.

      The name, business address, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of IES are set forth in Schedule A attached hereto. To IES's knowledge, none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      During the past five years, IES has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      IES Investments Inc. purchased the shares of Class A Common Stock set forth in Item 5 herein with funds provided by its parent, IES Diversified Inc., an Iowa corporation, a wholly-owned subsidiary of IES Industries Inc., for that specific purpose.

Item 4.   Purpose of Transaction.

     IES has acquired the Class A Common Stock for investment purposes.

Item 5.   Interest in Securities of Issuer.

      (a) IES beneficially owns an aggregate total of 10,245,457 shares of Class A Common Stock, which, including the shares of Class B Common Stock (as defined below) owned by IES, represents approximately 21.7% of the shares of Class A Common Stock outstanding on June 14, 1996, the date (the "IPO Date") of the initial public offering of the Class A Common Stock by the Company (the "Initial Public Offering") according to the final prospectus issued in conjunction with the Initial Public Offering and adjusted for the underwriting overallotment (and assuming all outstanding Class B Common Stock shares are converted into Class A Common Stock shares).

      The  aggregate total shares owned beneficially by IES  includes  a total of 8,420,457 shares of the Company's Class B Common Stock, par value $.01 (the "Class B Common Stock"), representing approximately 53.89% of the shares of Class B Common Stock outstanding on the IPO Date, according to the final prospectus issued in conjunction with the Initial Public Offering (based solely on the Class B Common Stock without giving effect to a conversion into Class A Common Stock). The Class B Common Stock was acquired in April 1993, February 1994 and June 1995 for investment purposes. Holders of Class B Common Stock are entitled to attend all meetings of stockholders and, together with other stockholders, to vote on any matter or thing properly considered and acted upon by the shareholders of the Company. Holders of Class B Common Stock are entitled to .40 vote per share. The shares of Class B Common Stock may be converted at any time at the option of IES into fully paid and nonassessable shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock, as adjusted for any stock split. The total aggregate shares owned by IES includes shares which may be purchased within 60 days of the date of this report pursuant to outstanding options.

      Together with MWR Investments Inc., Midwest Capital Group, Inc. and Clark E. McLeod and Mary E. McLeod, IES comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Collectively, this group beneficially owns a total of 27,572,515 shares of Class A Common Stock which represents 58.1% of the shares of Class A Common Stock outstanding on June 14, 1996, according to the final prospectus issued in conjunction with the Initial Public Offering and adjusted for the underwriting overallotment (and assuming all Class B Common Stock Shares are converted into Class A Common Stock Shares).

     (b)  The number of shares of Common Stock which IES has

          (i)   sole power to vote or direct the vote               10,245,457

          (ii)  shared power to vote or direct the vote                      0

          (iii) sole power to dispose or direct the disposition     10,245,457

          (iv)  shared power to dispose or direct the disposition            0


     (c) IES purchased 500,000 shares of Class A Common Stock at $20.00 per share in the Initial Public Offering. Except for this purchase, IES has not effected any transaction in either the Class A Common Stock or the Class B Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      IES Investments Inc., Clark E. McLeod and Mary E. McLeod, Midwest Capital Group, Inc. and MWR Investments Inc. (collectively, the "Investor Stockholders") and the Company have, with respect to the respective shares of capital stock owned by each such Investor Stockholder, entered into an investor agreement (the "Investor Agreement"), effective as of June 10, 1996, which provides that each Investor Stockholder, for so long as each Investor Stockholder owns at least 10% of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Investor Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at nine directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES Investments Inc. (for so long as IES Investments Inc. owns at least 10% of the outstanding capital stock of the Company);
(iii) cause to be elected to the Board of Directors of the Company one director designated by Midwest Capital Group, Inc. (for so long as Midwest Capital Group, Inc. owns at least 10% of the outstanding capital stock of the Company); (iv) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (v) cause to be elected to the Board of Directors of the Company four independent directors nominated by the Board of Directors of the Company. The Investor Agreement also provides that, for a period ending in March 1999 and subject to certain exceptions, IES Investments Inc. will refrain from acquiring, or agreeing or seeking to acquire, beneficial ownership of any securities issued by the Company. In addition, the Investor Agreement provides that, for a two year period commencing on the IPO Date, IES Investments Inc. (and all other investor stockholders) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

      In connection with the Initial Public Offering, IES Investments Inc. entered into an agreement (the "Lock-up Agreement") with the underwriters of the Initial Public Offering pursuant to which IES Investments Inc. has agreed that for a one year period commencing on June 10, 1996, IES Investments Inc. will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

     The foregoing description of the Investor Agreement and the Lock-up Agreement is qualified in its entirety by reference to the Investor Agreement and the Lock-up Agreement which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

     1. Form of Investor Agreement dated as of April 1, 1996 among the Company, IES, Midwest Capital Group, Inc., MWR Investments Inc., Clark
E. McLeod and Mary E. McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Registration Statement on Form S-1, as amended, dated June 7, 1996, Registration No. 333-3112 and incorporated by reference herein).

     2. Lock-up Letter from IES Investments Inc. to Salomon Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. dated June 10, 1996.

                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:     June 25, 1996


                                   IES INDUSTRIES INC.
                                   IES INVESTMENTS INC.



                                   By: /s/ Stephen W. Southwick
                                           Stephen W. Southwick,
                                              Secretary


                               SCHEDULE A

      The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of IES Industries Inc. and IES Investments Inc. Each of the directors and officers of IES is a citizen of the United States of America, except for Mr. Dietrich. Mr. Dietrich is a citizen of Canada. Each of the directors and executive officers of IES Investments Inc. and each of the executive officers of IES Industries Inc. business address is IES Tower, 200 First Street, S.E., Cedar Rapids, Iowa 52401.

IES INDUSTRIES INC.

Directors                   Title                       Amount of McLeod, Inc.
                                                        Common Stock Shares
                                                        Beneficially Owned

Lee Liu                       Chairman of the Board,                    42,607
                              President & Chief
                              Executive Officer of
                              IES Industries Inc.

C.R.S. Anderson               Retired Chairman of the Board              4,000
1245 Par View Drive           of IES Industries Inc.
Sanibel, FL 33957

J. Wayne Bevis                Vice Chairman, Pella                         600
102 Main Street               Corporation
Pella, Iowa 50219

Jack R. Newman                Partner, Morgan, Lewis & Bockius           2,250
1800 M Street N.W.
Washington, D.C. 20036-5869

Robert D. Ray                 President & CEO, IASD Health               5,000
636 Grand Avenue - 21st Flr   Services Inc.
Des Moines, Iowa 50309

David Q. Reed                 Attorney                                     600
Mark Twain Tower, Suite 1210
106 West 11th Street
Kansas City, MO 64105

Henry Royer                   President & CEO, River City Bank           3,000
2485 Natomas Park Drive
Sacramento, CA 95833

Robert W. Schlutz             President, Schlutz Enterprises             4,000
14812 N. Avenue
P.O. Box 269
Columbus Junction, IA 52738

Anthony R. Weiler             Senior Vice President, Merchandising,      2,000
2235 Staples Mill Rd.         Heilig-Meyers Co.
Richmond, VA 23230




IES Industries Inc.         Title                       Amount of McLeod, Inc.
Executive Officers                                      Common Stock Shares
                                                        Beneficially Owned

Lee Liu                     Chairman of the Board, President            42,607
                            & Chief Executive Officer
Peter W. Dietrich           Vice President, Corporate Development          500
Stephen W. Southwick        Vice President, General Counsel & Secretary    ---
Dean E. Ekstrom             Vice President, Administration                 500
Dennis B. Vass              Treasurer & Principal Financial Officer      1,000


IES INVESTMENTS INC.

Executive Officers          Title

Lee Liu                     President                                   42,607
Peter W. Dietrich           Vice President                                 500
Thomas L. Aller             Vice President                               1,625
Kenneth R. Whiting          Vice President, International Business         ---
Dennis B. Vass              Treasurer                                    1,000
Stephen W. Southwick        Secretary                                      ---

Directors

Lee Liu                     Chairman of the Board,                      42,607
                            President & Chief Executive
                            Officer of IES Industries Inc.

Peter W. Dietrich           Vice President, Corporate Development          500
                            of IES Industries Inc.